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SEC FILE NUMBER
000-50252

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Southern Community Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable
525 North Jeff Davis Drive

Address of Principal Executive Office (Street and Number)
Fayetteville, GA 30214

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Southern Community Bancshares, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) by the prescribed due date because the review process with respect to the Company’s financial statements had not been finalized. This process has required more time than in past years due to valuation issues associated with weakening real estate markets, as described in Part IV below. The Company expects to complete this review and file the Form 10-K within 15 calendar days of the prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Leslye Grindle	(770)	716-6999
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company, like many financial institutions in its market area, has experienced deterioration in the quality of its loan portfolio since the end of the third quarter of 2007. This deterioration is primarily as a result of weakening real estate markets in the areas where the Company conducts its business and has led to an increase in the level of the Company’s non-performing assets and the corresponding allowance for loan losses. The Company’s business has also been negatively affected by the declining interest rate environment, as rates earned on loans have re-priced faster than rates paid on deposits. For these reasons the Company expects to report a net loss for the fourth quarter and year ended December 31, 2007. The Company does not believe that it is appropriate to estimate the amount of the loss, however, until the review process for the financial statements has been completed.

Southern Community Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2008	By:	/s/ Leslye Grindle

Leslye Grindle, CFO

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